Room 4561

June 30, 2006

Mr. Eberhard Schoeneburg
Chief Executive Officer
Artificial Life, Inc.
4601 China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

> **Re:** **Artificial Life, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-25075**

Dear Mr. Schoeneburg:

We have reviewed your response letter dated June 5, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7

1.   We have read your response to prior comment number 1 and note that you indicate that you "do not physically deliver your products" and "the delivery mechanism consists of providing and allowing our clients (mostly telecom carriers) access to our servers via virtual private networks over the Internet." Further, we note that you indicate that "our software always stays physically on our servers and remains under our control all the time." Please explain to us why you believe these arrangements are within the scope of SOP 97-2. Specifically, explain why these are not considered hosting arrangements in accordance with EITF 00-3 and accounted for as such.

2.   Note that the preceding comment questions whether SOP 97-2 is applicable to these transactions. If SOP 97-2 is not applicable, you must allocate revenue to the various elements in the transactions in accordance with EITF 00-21 and follow the revenue recognition guidance in SAB Topic 13. If you conclude that SOP 97-2 is the appropriate guidance, we do not agree with your conclusion that you have complied with paragraph 10 of SOP 97-2 in establishing VSOE. In order to use the price set by management as you have indicated, you must have had the ability and current intent to sell the element separately at inception of the arrangements. This does not appear to be the case due to the six month exclusivity agreement. Please revise your accounting for this transaction or explain to us why such revision is not necessary.

3.   We note that you make brief reference to materiality in your response. If you intend to pursue the materiality of these issues, you must provide a comprehensive analysis in accordance with SAB Topic 1M and explain to us how the issues addressed in the comments above apply to your other revenue transactions. Also, describe to us any consultations with your auditors if you assert immateriality.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding this comment.

Sincerely,

Brad Skinner
Accounting Branch Chief